Exhibit 99.1

Kenon announces that ZIM Integrated Shipping Services Ltd., in which Kenon has a 32% interest, has filed an amendment to its registration statement filed with the US Securities and Exchange Commission for an initial public offering of its shares

Singapore, January 19, 2021. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is announcing that ZIM Integrated Shipping Services Ltd. (“ZIM”), in which Kenon has a 32% interest, has filed an amendment to its registration statement filed with the US Securities and Exchange Commission (“SEC”) in connection with a proposed initial public offering of its shares.

The amendment, which is publicly available on the SEC’s website www.sec.gov, includes a price range for ZIM’s offering.

The amendment also includes a range of estimated preliminary unaudited financial and operating results of ZIM as of and for the year ended December 31, 2020, as compared to the year ended December 31, 2019, as set forth in the following table.

	As of and for the Year Ended December 31, 2020
	(estimated)
	Low	High	As of and for the Year Ended December 31, 2019
	(in millions)
Income from voyages and related services	$3,957	$4,037	$3,299.8
Net income (loss)	$500	$525	$(13.0)
Adjusted EBIT*	$703	$733	$148.9
Adjusted EBITDA*	$1,002	$1,042	$385.9
TEUs carried	$2,825	$2,855	$2,821
Average freight per TEU	$1,222	$1,234	$1,009
Cash and cash equivalents	$560	$580	$182.8
Total outstanding debt	$1,847	$1,912	$1,610.9

*Adjusted EBIT and Adjusted EBITDA are non-IFRS measures. For a reconciliation to the nearest IFRS measure see the Appendix.

The amendment to ZIM’s registration statement notes the following with respect to this preliminary data: This data is not a comprehensive statement of ZIM’s financial or operating results and actual results may differ materially from this preliminary estimated data. ZIM has not yet completed closing its accounting records for the year ended December 31, 2020, and the audit of its financial statements for such period has not been completed. During the course of ZIM’s financial close, the preparation of its financial statements and related notes and the completion of the audit for the year ended December 31, 2020, additional adjustments to the preliminary estimated financial information may be necessary, including to present the information in accordance with IFRS. Any such adjustments may be material. Therefore, this data represents estimates that are subject to risks and uncertainties. Actual results may differ materially from these estimates, and all of these preliminary estimates are subject to change. The preliminary estimates have been prepared by, and are the responsibility of, ZIM’s management and ZIM’s independent auditor has not audited, reviewed, compiled or performed any procedures with respect to this preliminary data.

A registration statement relating to the securities of ZIM has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The registration statement, any amendment or supplement to the Registration Statement and the documents incorporated by reference therein are available at the SEC’s website at www.sec.gov. A written prospectus for the offering meeting the requirements of section 10 of the Securities Act of 1933 (other than a free writing prospectus as defined in Rule 405) including as to the identified paragraphs above a price range where required by rule, may be obtained from the underwriters in ZIM’s offering.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the registration statement filed by ZIM in connection with a proposed initial public offering of its shares, preliminary estimated financial and operating data for 2020 and other non-historical matters. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements, including the risk that actual results and operating data of ZIM for 2020 could differ materially from the preliminary estimated data included above, the risk that the proposed initial public offering is not pursued or completed as contemplated and risks relating to a dilution of Kenon’s interest in ZIM if the offering is contemplated and other risks that may result from Kenon holding a lower interest in ZIM or otherwise as a result of the offering, and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix

The following table reconciles ZIM’s net income (loss) to ZIM’s Adjusted EBIT for the periods presented:

	As of and for the Year Ended December 31, 2020
	(estimated)
	Low	High	As of and for the Year Ended December 31, 2019
	(in millions)
RECONCILIATION OF NET INCOME (LOSS)
TO ADJUSTED EBIT
Net income (loss)	$500	$525	$(13.0)
Financial expenses (income), net	181	182	154.3
Income taxes	16	18	11.7
Operating income (EBIT)	697	725	153.0
Non-cash charter hire expenses(1)	7	8	10.5
Capital loss (gain), beyond the ordinary course of business(2)	-	-	(14.2)
Assets impairment (recovery)	(4)	(4)	1.2
Expenses related to legal contingencies	3	4	(1.6)
Adjusted EBIT	$703	$733	$148.9

(1) Mainly related to amortization of deferred charter hire costs, recorded in connection with the debt restructuring we undertook in 2014 (the “2014 restructuring”).

(2) Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).

The following table reconciles ZIM’s net income (loss) to ZIM’s Adjusted EBITDA for the periods presented:

	As of and for the Year Ended December 31, 2020
	(estimated)
	Low	High	As of and for the Year Ended December 31, 2019
	(in millions)
RECONCILIATION OF NET INCOME (LOSS)
TO ADJUSTED EBITDA
Net income (loss)	$500	$525	$(13.0)
Financial expenses (income), net	181	182	154.3
Income taxes	16	18	11.7
Depreciation and amortization	305	316	245.5
EBITDA	1,002	1,041	398.5
Non-cash charter hire expenses(1)	1	1	2.0
Capital loss (gain), beyond the ordinary course of business(2)	-	-	(14.2)
Assets impairment (recovery)	(4)	(4)	1.2
Expenses related to legal contingencies	3	4	(1.6)
Adjusted EBITDA	$1,002	$1,042	$385.9

(1) Mainly related to amortization of deferred charter hire costs, recorded in connection with the 2014 restructuring. Following the adoption of IFRS 16 on January 1, 2019, part of the adjustments are recorded as amortization of right-of-use assets.

(2) Related to disposal of assets, other than containers and equipment (which are disposed on a recurring basis).